SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

AMENDMENT NO. 4

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of the

REPUBLIC OF COLOMBIA

(Name of Registrant)

Date of end of last fiscal year: December 31, 2003

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Jaime Buenahora Febres-Cordero

Consul General of the Republic of Colombia in the City of New York

10 East 46th Street

New York, New York 10017

Copies to:

Mark H. Stumpf, Esq.

Arnold & Porter LLP

399 Park Avenue

New York, New York 10022

*	The Registrant is filing this annual report on a voluntary basis.

This amendment to the annual report of the Republic of Colombia on Form 18-K for the year ended December 31, 2003 comprises:

(a)	Pages numbered 1 to 4 consecutively

(b)	The following exhibits:

Exhibit 1:	Execution Copy of the Underwriting Agreement, dated February 16, 2005, among the Republic of Colombia and ABN AMRO Incorporated, ABN AMRO Bank N.V. and Citigroup Global Markets Inc., as Representatives of the Underwriters named in Schedule II thereto

Exhibit 2:	Form of 12.000% Global TES Bonds due 2015

Exhibit 3:	Opinion of the Head of Legal Affairs Group of the General Directorate of Public Credit and the National Treasury of the Ministry of Finance and Public Credit with respect to the 12.000% Global TES Bonds due 2015

Exhibit 4:	Opinion of Arnold & Porter LLP with respect to the 12.000% Global TES Bonds due 2015

This amendment to the annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant, the Republic of Colombia, has duly caused this annual report or amendment to Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bogotá D.C., Colombia on the 21st day of March 2005.

By:	/s/ Alberto Carrasquilla Barrera
Alberto Carrasquilla Barrera
Minister of Finance and Public Credit

EXHIBIT INDEX

EXHIBIT 1:	Execution Copy of the Underwriting Agreement, dated February 16, 2005, among the Republic of Colombia and ABN AMRO Incorporated, ABN AMRO Bank N.V. and Citigroup Global Markets Inc., as Representatives of the Underwriters named in Schedule II thereto

EXHIBIT 2:	Form of 12.000% Global TES Bonds due 2015

EXHIBIT 3:	Opinion of the Head of Legal Affairs Group of the General Directorate of Public Credit and the National Treasury of the Ministry of Finance and Public Credit with respect to the 12.000% Global TES Bonds due 2015

EXHIBIT 4:	Opinion of Arnold & Porter LLP with respect to the 12.000% Global TES Bonds due 2015